EXHIBIT 99

                                  RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS REPORT, YOU SHOULD CONSIDER THE FOLLOWING FACTORS CAREFULLY IN EVALUATING US AND OUR BUSINESS BEFORE MAKING AN INVESTMENT DECISION. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, THAT WE CURRENTLY DEEM IMMATERIAL OR THAT ARE SIMILAR TO THOSE FACED BY OTHER COMPANIES IN OUR INDUSTRY OR BUSINESS IN GENERAL, SUCH AS COMPETITIVE CONDITIONS, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, IN WHICH CASE THE VALUE OF YOUR INVESTMENT MAY DECLINE AS WELL. YOU SHOULD ALSO REFER TO "FORWARD-LOOKING STATEMENTS" IN THIS REPORT AND OUR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


OUR FUTURE GROWTH DEPENDS ON EXPANSION OF INTERNATIONAL REVENUES

We estimate that our Inovoject(R) system inoculates more than 80% of all eggs produced for the North American broiler poultry market. Given this market penetration, we expect diminished growth in the number of system installations and only modest system revenue growth in this market. For this reason, we must expand our Inovoject(R) system installations and product sales in markets outside the United States and Canada in order to realize significant overall revenue growth. In 1999, sales outside of the United States accounted for 23% of our consolidated revenues, up from 20% in 1998 and 15% in 1997. Lack of market acceptance of our Inovoject(R) system and in ovo ("in the egg") products in these markets would adversely affect our revenue growth. Revenue growth outside the United States and Canada depends on a number of factors, including the following:

     o gaining market acceptance of the Inovoject(R) system and in ovo administration of biological products in markets outside the United States and Canada to treat prevailing poultry diseases in those markets;

     o obtaining regulatory approval of the Inovoject(R)system and products in those markets and the timing of such approval; and

     o   the extent of start-up costs required to enter new markets.

International sales are also subject to a variety of risks, including risks arising from the following:

     o currency fluctuations, trading restrictions, tariffs, trade barriers and taxes; and


     o economic and political conditions beyond our control, including country-specific conditions.

OUR FUTURE GROWTH ALSO DEPENDS ON THE DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

         In addition to international expansion, we need to develop and market new products in order to continue to generate increased revenues and growth of our business. We currently are developing, both independently and in collaboration with others, various products which address poultry health and performance needs. Some of these products are being designed to be delivered in ovo through the Inovoject(R) system, and some may also be administered via injection after hatching. These products are in various stages of development. There is no guarantee that any new products will be successfully developed and marketed. In addition, we have not initiated the regulatory approval process for any of these potential products, and we cannot assure you that regulatory approval will be obtained. Our inability to develop new products or any delay in our development of them may adversely affect our revenue growth. Because of a number of factors, a new product may not reach the market without lengthy delays, if at all. Some of the factors which may affect our development and marketing of new products include the following:

     o our research and evaluations of compounds and new technologies may not yield product opportunities;

     o potential products may involve extensive clinical trials and the results of such trials are uncertain;

     o potential products may require collaborative partners and we may be unable to identify partners or enter into arrangements on terms acceptable to us;

     o regulatory approval of these products may not be obtained or may be obtained only with lengthy delays; and

     o marketing products developed jointly with other parties may require royalty payments or other payments by us to our co-developers, which may adversely affect our profitability.

We have developed and commercialized a technology using our proprietary viral neutralizing factor ("VNF(R)") which permits a single-dose immunization of an egg embryo effective for the life of the bird. Our Bursaplex(R) product uses this technology. The United States Department of Agriculture ("USDA") has approved the Bursaplex(R) vaccine for in ovo and post-hatch use. Regulatory approval for Bursaplex(R) has also been granted in nine countries besides the United States and regulatory approval is temporary or pending in thirteen countries. However, Bursaplex(R) has only recently been sold in commercial quantities, and there is no assurance that the product will continue to be sold in commercial quantities even if it is shown to be effective.

ECONOMIC FACTORS AFFECTING OUR CUSTOMERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS

Our revenues come from purchases by the poultry producing industry. If there is a general economic decline in that industry, our operations and financial condition could be materially and adversely affected. Also, domestic and global economic factors beyond our control may adversely impact our customers and, as a result, our revenues and earnings. Examples of these factors include the following:

     o   fluctuations in the price of poultry feed;

     o   export demand for U.S. poultry products; and

     o the extent to which our cost of products and operating expenses increase faster than contractual price adjustments with our customers.

For example, if rising poultry feed prices increase the production costs of commercial poultry producers, these producers may reduce production. This decreased production could adversely impact our revenues, since a principal component of our revenues is fees charged to customers for the number of eggs injected by the Inovoject(R) system.

THE LOSS OF KEY CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

Historically, a significant portion of our revenues has come from a relatively small number of customers. Tyson Foods, Inc. ("Tyson") accounted for approximately 24% of our consolidated 1999 revenues. Our top three customers, including Tyson, accounted for approximately 38% of our consolidated 1999 revenues, which is down from 42% in 1998. We expect a similar level of customer concentration to continue in future years. The poultry market is highly concentrated, with the largest poultry producers dominating the market. For example, in 1999, Tyson supplied approximately 24% of all broilers grown in the United States.

The concentration of our revenues with these large customers makes us particularly dependent on factors affecting those customers. If we lose a large customer and fail to add new customers to replace lost revenues, our operating results will be materially and adversely affected. Also, if these customers reduce the number of eggs they produce at hatcheries, we will receive lower Inovoject(R) system revenues since our fees our based on the number of eggs injected.

IF WE LOSE THE PROTECTION OF OUR PATENTS AND PROPRIETARY RIGHTS, OUR FINANCIAL RESULTS COULD SUFFER

Some of our products and processes used to produce our products involve proprietary rights, including patents. Some of the technologies employed in these processes are owned by us, and some are owned by others and licensed to us. The Inovoject(R) system utilizes a process that was patented by the USDA. We hold an exclusive license to this primary patent which expires in 2002. We have supplemented the USDA patent with additional U.S. and foreign patents covering specific design features of the Inovoject(R) system.

We believe that patent protection of materials or processes we develop and any products that may result from the research and development efforts of us and our licensors are important to the possible commercialization of our products. The loss of the protection of these patents and proprietary rights could adversely affect our business and our competitive position in the market.

The patent position of companies such as ours generally is highly uncertain and involves complex legal and factual questions. Some of the reasons for this uncertainty include the following:

     o To date no consistent regulatory policy has emerged regarding the breadth of claims allowed in biotechnology patents. So, there can be no assurance that patent applications relating to our products or technology will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology;

     o Some patent licenses held by us may be terminated upon the occurrence of specified events or become non-exclusive after a specified period;

     o Companies that obtain patents claiming products or processes that are necessary for or useful to the development of our products could bring legal actions against us claiming infringement, though we currently are not the subject of any patent infringement claim;

     o We may not have the financial resources necessary to enforce any patent rights we may hold;

     o We may be required to obtain licenses from others to develop, manufacture or market our products. We may not be able to obtain these licenses on commercially reasonable terms, and the patents underlying the licenses may not be valid and enforceable; and

     o We rely upon unpatented, proprietary technology, which we may not be able to protect fully if others independently develop substantially equivalent proprietary information or techniques, properly gain access to our proprietary technology, or disclose this technology to others.

We attempt to protect our proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with our employees and other persons with access to our proprietary materials or processes or who have licensing or research arrangements with us. We plan to continue to use these protections in the future. Despite these protections, others may independently develop or obtain access to these materials or processes that may adversely affect our competitive position.

We have been involved in the patent litigation summarized below:

Embrex v. Service Engineering Corporation and Edward G. Bounds, Jr.

In September 1996, we filed a patent infringement suit against Service Engineering Corporation and Edward G. Bounds, Jr. in the U.S. District Court for the Eastern District of North Carolina. We made the following claims against the defendants:

     o Their development of an in ovo injection device, designed to compete with our patented Inovoject(R)injection method, infringes at least one claim of the U.S. Patent No. 4,458,630 exclusively licensed to us for the in ovo injection of vaccines into an avian embryo (the "Sharma Patent"); and

     o They violated the terms of a Consent Judgment and Settlement Agreement entered into with us in November 1995 in which prior litigation was concluded with Service Engineering Corporation and Edward G. Bounds, Jr. agreeing not to engage in future activities violating the Sharma Patent.

     o We sought injunctive relief to prevent infringement of the Sharma Patent as well as monetary damages.

In November 1996, Service Engineering Corporation and Edward G. Bounds, Jr. responded to our suit by asserting various affirmative defenses and denying the substantive claims in our complaint.

This suit concluded on July 30, 1998 with a jury verdict in favor of us, which verdict:

     o fully upheld the validity of all claims of the Sharma Patent, finding that the defendants had willingly infringed all asserted claims of the patent;

     o found that the defendants had breached the 1995 Consent Judgment and Settlement Agreement and that the breach was not in good faith; and

     o awarded us damages of $500,000 plus litigation expenses and court costs.

The Court entered a Judgment in favor of us on September 28, 1998, which included a monetary award of $2,612,885 and an injunction prohibiting the defendants from practicing methods claimed in, or otherwise infringing, the Sharma Patent. On October 28, 1998, Service Engineering Corporation and Edward
G. Bounds, Jr. filed a notice of appeal in the U.S. Court of Appeals for the Federal Circuit seeking a reversal of the Judgment. We have opposed the appeal, but there is no assurance that we will collect any or all of the monetary award.

Embrex v. IGI, Inc.

In November 1996, we filed a patent infringement suit against IGI, Inc. in the U.S. District Court for the Eastern District of North Carolina, where we:

     o Alleged that IGI, Inc., through its activities with Service Engineering Corporation and Edward G. Bounds, Jr., was engaging in activities that constituted infringement of the Sharma Patent; and

     o Sought injunctive relief to prevent infringement of the Sharma Patent and sought monetary damages.

In January 1997, IGI, Inc. responded to our patent infringement suit by asserting various affirmative defenses and denying the substantive allegations in our complaint. This suit concluded in January 1998 by agreement between us and IGI, Inc. Pursuant to this agreement, we and IGI, Inc. dismissed all pending claims against each other, and IGI, Inc. agreed to abide by the terms of a royalty-bearing sublicense to the Sharma Patent for avian vaccination.

Service Engineering Corporation and Edward G. Bounds, Jr. v. United States Department of Agriculture

In March 1997, Service Engineering Corporation and Edward G. Bounds, Jr. filed suit against the U.S. Department of Agriculture in the U.S. District Court for the District of Maryland with respect to its grant to us of an exclusive license for the Sharma Patent.

The complaint made the following claims:

     o The USDA did not adequately comply with statutory and regulatory requirements in making the grant to us of an exclusive license to the Sharma Patent, the revision of the exclusive license in 1991 and again in 1994, which extended the period of exclusivity, originally set to terminate on December 31, 1996, through the patent expiration date;

     o The USDA wrongly refused to grant Plaintiffs a license of the Sharma Patent. The Plaintiffs claim this refusal occurred in December 1996 (after we filed the suit described above), and that the USDA refused to do so because the USDA said that the license was not available and that the Plaintiffs had no basis for relief; and

     o The USDA wrongfully consented to our bringing suit against the Plaintiffs.

Plaintiffs asked the Court for the following relief:

     o To set aside the extension of the exclusive license, the USDA's grant of permission for us to sue Service Engineering Corporation, Edward G. Bounds, Jr. and IGI, Inc. for patent infringement, the USDA's refusal to grant to Service Engineering Corporation a non-exclusive license to the Sharma Patent and the USDA's refusal to act favorably upon Service Engineering Corporation's appeal from the refusal to grant it a non-exclusive license;

     o To issue an order requiring the USDA, prior to granting any exclusive license under the Sharma Patent, including by extending the term of a pre-existing exclusive license, to observe the procedures set forth under laws and regulations governing the grant of licenses to patents owned by the USDA, and to remand the matter to the USDA to take action in accordance with the order; and

     o   To recover attorneys' fees and costs from the USDA.

The USDA filed a motion for summary judgment. In March 1999, the U.S. District Court for the District of Maryland granted the USDA's motion for summary judgment, agreeing that "the plaintiff lacked standing to challenge the USDA's actions in this matter and that the [USDA's] motion for summary judgment will be granted."

Machining Technologies, Inc. v. Embrex

On April 15, 1999, Machining Technologies, Inc. of Hebron, Maryland served on us a Complaint for Declaratory Judgment against us in the U.S. District Court for the District of Maryland. Machining Technologies, Inc. seeks a declaration that the Sharma Patent is not infringed, invalid and/or not enforceable. Machining Technologies, Inc. was a manufacturer of egg injection machine parts to Edward
G. Bounds, Jr. and Service Engineering Corporation. We believed that this action was without legal basis. On June 4, 1999, we filed a motion to dismiss this action. On March 7, 2000, the U.S. District Court for the District of Maryland granted our motion to dismiss this action and ordered this case closed.

THE LOSS OF KEY COLLABORATORS, SUPPLIERS AND OTHER KEY PARTIES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

We currently conduct our operations with various third-party collaborators, licensors or licensees. We plan to continue developing these relationships and believe our present and future collaborators, licensors and licensees will perform their obligations under their agreements with us, based on an economic motivation to succeed. However, financial or other difficulties facing these parties may affect the amount and timing of funds and other resources devoted by the parties under these agreements. Thus, there is no assurance that we will generate any revenues from these agreements.

We currently do not have large scale facilities for the production of our Inovoject(R) system and biological products and do not plan to develop these facilities in the foreseeable future. Therefore, we will rely principally upon relationships with contract manufacturers. There can be no assurance that we can maintain manufacture and supply agreements on terms and at costs acceptable to us.

We have various relationships with manufacturers and suppliers, including those described below. The loss of any of these relationships could adversely affect our operating results, as described below:

         Inovoject(R) System

     o A manufacturer of Inovoject(R) systems, which is the sole contract manufacturer of Inovoject(R) systems, with which we have a relationship.

         While other machine fabricators exist and have constructed limited numbers of Inovoject(R) systems, a change in manufacturers could cause a delay in manufacturing and a possible delay in the timing of future Inovoject(R) installations and revenues from those installations.

         VNF(R)Product -- Bursaplex(R)

     o Merial Select, Inc., which has exclusive rights to manufacture infectious bursal disease vaccines containing our proprietary VNF(R)product marketed by us in North America, Latin America and Asia under the trade name Bursaplex(R); and

     o SPAFAS, Inc., the sole contract supplier of our VNF(R)product, which is the only supplier that was included in the USDA's approval for in ovo use of Bursaplex(R).

         Infectious bursal disease vaccines, including the Bursaplex(R) product and the Bursamune(R) product described below, and our VNF(R) product generally must be manufactured in licensed facilities or under approved regulatory methods. Although we believe that other manufacturers are capable of manufacturing infectious bursal disease vaccines and producing products such as VNF(R), a change of suppliers could adversely affect our future operating results due to the time it would take a new supplier to obtain regulatory approval of our production process and/or manufacturing facilities.

         VNF(R)Product -- Bursamune(R)

     o Fort Dodge Animal Health ("Ft. Dodge"), a division of American Home Products Corp., has rights to manufacture and market infectious bursal disease vaccines containing our VNF(R)product to be marketed in Europe, the Middle East and Africa under the trade name Bursamune(R).

         To date, Bursamune(R) has received regulatory approval in South Africa and Spain and, in October 1999, received temporary authorization from French regulatory authorities for in ovo administration of Bursamune(R). In June 1997, Ft. Dodge announced that our application for U.K. in ovo regulatory approval of Bursamune(R) had been provisionally refused, and that the U.K. regulatory authority requested that further data be supplied. We have worked with Ft. Dodge, which is responsible for obtaining the necessary approvals for Bursamune(R) in both the U.K. and other European Community markets, to respond to the U.K. regulatory authority request for data with respect to Bursamune(R). While we anticipate that the regulatory review process will be completed during the first half of 2000, there can be no assurances that this review will occur by this time.

WE MAY NEED ADDITIONAL FINANCING AND, IF THE FINANCING IS UNAVAILABLE, OUR OPERATING RESULTS COULD SUFFER

From our inception in May 1985 through December 31, 1999, we had cumulative operating losses (accumulated deficit) of $30.3 million. Until the first quarter of 1996, we had incurred operating losses since our inception. Although we have been profitable since 1996, we cannot assure you that we will continue to operate profitably.

Our ability to generate revenues sufficient to meet our cash requirements for operations depends upon several factors, including the following:

     o   continued market acceptance of the Inovoject(R)system;

     o   our leasing of Inovoject(R)systems on lease terms acceptable to us; and

     o the successful development and commercialization of additional products by us and other suppliers of in ovo products that will be delivered through the Inovoject(R) system.

The extent of our future revenues derived from Inovoject(R) system fees is subject to many variables, including the following:

     o whether additional lease agreements for Inovoject(R)systems are reached with customers;

     o   the timing of any lease agreements;

     o   whether existing or new installation schedules are met;

     o   the extent to which customers use the Inovoject(R)system; and

     o   the market acceptance and regulatory approval of in ovo products.

Although we anticipate that our existing funds, as well as revenues from operations, will sustain our existing operations for the foreseeable future, there are no assurances that these funds will be sufficient. If additional funds become necessary to sustain existing operations or anticipated growth, we will need to seek additional financing. There can be no assurance that any financing will be obtainable or that, if available, the financing will be on terms favorable or acceptable to us.

GOVERNMENT REGULATION AND THE NEED FOR REGULATORY APPROVAL MAY ADVERSELY AFFECT OUR BUSINESS

Regulatory approval required in various areas of our business may adversely affect our operations. While the use of the Inovoject(R) system is not subject to regulatory approval in the United States, it may require regulatory approval by foreign agencies. Also, research and development activities and the investigation, manufacture and sale of poultry health and performance enhancement products are subject to regulatory approval in the United States by either the USDA or the United States Food & Drug Administration ("FDA") and state agencies, as well as by foreign agencies.

Obtaining regulatory approval is a lengthy and costly process. Approval by the USDA generally takes 1 to 3 years, while approval by the FDA generally takes 5 or more years. Various problems may arise during the regulatory approval process and may have an adverse impact on our operations. Delays in obtaining approval may adversely affect the marketing of, and the ability to receive revenues and royalties from, products developed by us. There is no assurance that any future products developed by us will receive regulatory approval without lengthy delays, if at all.

Pursuant to some of our licensing or joint development agreements, the licensees or joint developers bear the costs associated with the regulatory approval process for some products. We plan to continue to enter into these types of agreements in the future. If we cannot generate sufficient funds from operations or enter into licensing or joint development agreements to develop products, we may not have the financial resources to complete the regulatory approval process with respect to all or any of the products currently under development. Products developed by us may not be marketed commercially in any jurisdiction in which required approvals have not been obtained.

Other regulations apply or may apply to research and manufacturing activities, including federal, state and local laws, regulations and recommendations relating to the following:

     o   safe working conditions;

     o   laboratory and manufacturing practices; and

     o use and disposal of hazardous substances used in conjunction with research activities.


It is difficult to predict the extent to which these or other government regulations may adversely impact the production and marketing of our products.

OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

We must continue to attract and retain experienced and highly educated scientific and management personnel and advisors to be able to develop marketable products and maintain a competitive research and technological position. Competition for qualified employees among biotechnology companies is intense, and the loss of key scientific or management personnel would adversely affect us. There can be no assurance that we will be able to continue to attract and retain qualified staff. Our inability to recruit and retain key personnel could have an adverse affect on our business, results of operations or financial condition. We have obtained insurance in the amount of $1,000,000 on the life of Randall L. Marcuson, our President and Chief Executive Officer, of which we are the sole beneficiary.

IF WE CANNOT CONTINUE TO PROVIDE TIMELY SUPPORT AND MAINTENANCE TO OUR CUSTOMERS, OUR BUSINESS MAY SUFFER

We are required to supply, support, and maintain large numbers of Inovoject(R) systems at our customers' hatcheries on a timely basis at a reasonable cost to us. There can be no assurance that we will be able to continue to provide these services on a cost-effective basis. If we are unable to do so, our customers may reduce their use of our products, which could adversely affect operating results.

WE FACE RISKS OF RAPIDLY CHANGING TECHNOLOGY AND COMPETITION

We are involved in areas of technology which are subject to rapid and significant technological change. Competitors include independent companies that specialize in biotechnology as well as major chemical and pharmaceutical companies, universities, and public and private research organizations. Many of our competitors are well established and have substantially greater marketing, financial, technological and other resources than us. A competitive delivery method, either within or outside the United States, may be developed and gain commercial acceptance. Also, competitors may succeed in developing technologies and products that are more effective than any which have been or are being developed by us or which would render our technology and products obsolete or non-competitive.

THE ISSUANCE OF PREFERRED STOCK AND OUR SHAREHOLDER RIGHTS PLAN MAY DISCOURAGE A TAKEOVER

The Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine the designations, preferences and relative rights and qualifications, limitations or restrictions of the shares constituting any series of Preferred Stock, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, an issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights applicable to Common Stock.

The authority of the Board of Directors to issue Preferred Stock potentially could be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making these attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No agreements or understandings currently exist for the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any Preferred Stock.

We adopted a shareholder rights plan which could have the effect of discouraging a takeover of us. The rights plan, if triggered, would make it more difficult to acquire us by, among other things, allowing existing shareholders to acquire additional shares at a substantial discount, thus substantially inhibiting an acquiror's ability to obtain control of us.